Summary changes made by Société Générale SA on 11/07/2022

Société Générale SA has filed an amended SBSD registration statement (SBSE-A form) on 7th November 2022 to:

1- Item 3C updated to reference Amended and Restated French Substituted Compliance Order, dated October 22, 2021
2- Schedule B, Section II – Item 13B Custodian arrangements updated
3- Schedule B, Section II – Item 13B Broker arrangements updated

Reattached previous attachments (two legal opinions, supplemental information schedule and Swap Dealer Registration Form (NFA Form 7-R).